Exhibit 23.1

Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Okta, Inc. for the registration of Class A common stock, preferred stock, senior debt securities, warrants and units and to the incorporation by reference therein of our reports dated March 14, 2019, with respect to the consolidated financial statements of Okta, Inc., and the effectiveness of internal control over financial reporting of Okta, Inc., included in its Annual Report (Form 10-K) for the year ended January 31, 2019, filed with the Securities and Exchange Commission.

/s/ ERNST & YOUNG LLP

San Francisco, California
March 14, 2019